FOR IMMEDIATE RELEASE            Contact:  Cedric Burgher
July 24, 2002                              Vice President, Investor Relations
                                           713-676-4608

                                           Wendy Hall
                                           Manager, Media Relations
                                           713-676-5227


                  HALLIBURTON ANNOUNCES SECOND QUARTER RESULTS
            Estimates 15 Year Net Asbestos Liability of $602 million

DALLAS - Halliburton (NYSE:HAL) announced today that the leading econometric firm retained to assist in estimating the number and value of current and potential future claims has essentially completed its study. Based on this study, the Company has accrued an estimated undiscounted liability and estimated undiscounted insurance recoveries through 2017 of $2.2 billion and $1.6 billion, respectively, resulting in a net liability of $602 million. A second quarter charge of $483 million pretax, $391 million after-tax, has been recorded bringing the total net liability to $602 million. The breakdown between continuing operations and discontinued operations is detailed below.

The second quarter 2002 net loss from continuing operations was $358 million or $0.83 per diluted share. There were four items impacting continuing operations for the quarter on a pretax basis: $330 million relating to engineering and construction asbestos exposures, $119 million relating to a loss on a project, $61 million for an impairment of an equity investment, and $56 million in restructuring costs. Excluding these items, 2002 second quarter net income from continuing operations was $78 million, or $0.18 per diluted share. Total net loss was $498 million ($1.15 per diluted share) which included a net loss attributable to discontinued operations of $140 million after-tax for asbestos exposures related to businesses no longer owned by the Company. Tables reconciling as reported amounts to pro forma amounts used in this press release are attached. Second quarter 2001 net income from continuing operations of $143 million included $10 million, net of tax, in goodwill amortization compared to no amortization in the second quarter of 2002 in accordance with changes in the accounting rules related to goodwill.

Revenues from continuing operations were $3.2 billion in the 2002 second quarter, down slightly from a year ago. Loss from operations was $405 million. Excluding the four items noted above, operating income was $161 million for the quarter, down 44 percent from last year, excluding 2001 goodwill amortization, and down eight percent, sequentially. Reduced gas drilling activities in the United States and Canada resulted in lower year-over-year revenues and profit margins.

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

Halliburton/Page 2

"We took several significant steps this quarter that will position Halliburton to deliver improved future performance," said Dave Lesar, chairman, president and chief executive officer, Halliburton. "We substantially completed our restructuring activities, we have better defined our future asbestos liabilities, we have announced we will no longer pursue fixed price contracts for the offshore engineering, procurement, installation, and commissioning
(EPIC) business, and we're following through on our commitment to dispose of non-core assets. Regarding the Energy Services Group, I was pleased with results for the quarter and look forward to continuing improvements throughout the remainder of the year."

Corporate Reorganization

Substantial progress has been made on the reorganization announced in the first quarter of 2002. The separation of the Energy Services and the Engineering and Construction Groups into two wholly-owned operating subsidiary groups is largely complete and is expected to be concluded by the end of this year. Approximately 1,600 employee reductions are substantially complete. We have incurred pretax restructuring charges of $56 million this quarter, and estimate additional charges in the second half of this year to be approximately $20 million. Restructuring charges principally comprise personnel related costs and asset write-downs. As a result of these actions, we expect to achieve estimated annualized savings of about $200 million, exceeding initial estimates of $100 million.

As part of our restructuring, the Production Services, Major Projects and Granherne product service lines which were previously part of the Energy Services Group are now managed and reported under the Engineering and Construction Group. In addition, the asbestos costs related to our engineering and construction business which were previously reported under General Corporate, are now reported under the Engineering and Construction Group. Prior periods have been restated to reflect these segment reporting changes. An attached table includes restated segments by quarter, back to the beginning of 2000.

2002 Second Quarter Segment Results

The Energy Services Group posted second quarter revenues of $1.8 billion, representing a four percent increase in revenues sequentially, despite a 13 percent decrease in rig count.

Halliburton Energy Services' revenues increased by three percent sequentially due to a four percent revenue increase in the United States.

Operating income, for the second quarter for the Energy Services Group, was $70 million. Excluding nonrecurring items, Energy Services Group operating income was $168 million, an increase of three percent sequentially. On the same basis, Halliburton Energy Services' operating income was $158 million, down one percent sequentially.

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

Halliburton/Page 3

The Engineering and Construction Group's second quarter revenues were $1.5 billion, up 12 percent sequentially. Operating loss for the quarter was $450 million which included $330 million for asbestos exposures, a $119 million loss on an offshore field development project in Brazil, and $10 million of restructuring charges. Excluding these items, operating income was $9 million.

Backlog

Backlog for the Company as of June 30, 2002, was $9.8 billion, comprised of $9.4 billion for the Engineering and Construction Group and $400 million for the Energy Services Group.

General Corporate

General corporate costs of $25 million in the second quarter 2002 include $9 million in expenses related to the recent reorganization. The majority of these expenses relate to personnel related costs.

Discontinued Operations

The second quarter net loss from discontinued operations was $140 million after-tax, which reflects asbestos-related expenses of previously disposed businesses. In the 2001 second quarter, net income from discontinued operations was $239 million ($0.56 per diluted share), reflecting the $299 million after-tax gain on the sale of Dresser Equipment Group and $60 million after-tax charge for asbestos-related expenses.

Technology and Significant Achievements

Halliburton recently announced a number of advances in technology and new contract awards including:

     o Halliburton Energy Services announced the commercialization of the ADT(TM) (applied drilling technology) optimization service suite of tools, software and technical expertise. ADT(TM) personnel are dedicated to reducing drilling trouble time and optimizing drilling practices using critical data interpretation from a variety of downhole and surface sensors and specialized software applications. The ADT(TM) service focuses on three areas of expertise critical to a successful and efficient drilling process - wellbore integrity, hydraulics management, and drillstring integrity.

     o The Baroid product service line of Halliburton Energy Services introduced revolutionary synthetic-based drilling fluid called ACCOLADE, which offers operators unprecedented performance in the Gulf of Mexico. The new fluid consistently provides excellent rheological performance in the colder temperatures of deepwater environments. ACCOLADE was first utilized on an operator's well in the Gulf of Mexico with a total depth of more than 15,000 feet and water depth of

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

Halliburton/Page 4

         approximately 4,000 feet. The well exhibited signs of a single point of mud weight that was standing between drilling ahead and severe loss of circulation. The new system significantly improved rheology control, lowered equivalent circulating density, and provided a greater margin of wellbore stability.

     o PetroChina Daqing Petrochemical Company awarded Kellogg Brown & Root the design of two new 100 kilotons per annum ethylene cracking furnaces for its ethylene facility at Wolitun, Daqing City, Heilongjiang Province. The two furnaces will utilize SCORE(TM) (Selective Cracking Optimum Recovery) technology, which combines KBR and ExxonMobil knowledge acquired through a licensing agreement.

     o Halliburton's Energy Services Group, has been awarded a two-year contract extension valued at $120 million with Agip KCO (formerly OKIOC) for providing integrated drilling services for the Kashagan reservoir located in the northeast sector of the Caspian Sea, Kazakhstan. The contract will provide a spectrum of services to Agip KCO, including well construction and data acquisition services, real-time data transmission, waste treatment, well-test and completion services.

     o IBM and Landmark Graphics announced a three-year petroleum industry agreement to deliver comprehensive solutions to the global exploration and production (E&P) industry. The range of solutions offered by the two companies will lower costs dramatically for oil and gas producers compared to existing systems running on proprietary UNIX technologies. Oil and gas producers worldwide will benefit from migrating to open-sourced LINUX-based servers and workstations, implementing collaborative workflows and delivering e-business-on-demand services for data and applications management and the outsourcing of IT infrastructures. Combined IBM and Landmark services and solutions will help to increase returns on investment in hardware, software, training, and related information technology infrastructures.

     o Devonport Management Limited has entered into a partnering agreement with the Ministry of Defense to provide warship support services at the Devonport Naval Base as part of the Warship Support Modernization Initiative. The 300 million pounds sterling, five-year contract will cover the repair and maintenance of the operational fleet , the provision of waterfront support services, the maintenance of the Naval Base estate, and the management of Naval Base distribution and transport services.

Halliburton, founded in 1919, is one of the world's largest providers of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.

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

Halliburton/Page 5

NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward-looking and which provide other than historical information, involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-K for the year ended December 31, 2001 and Form 10-Q for the quarter ended March 31, 2002 for a more complete discussion of such risk factors.




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

                                                          HALLIBURTON COMPANY
                                                   Consolidated Statements of Income
                                                              (Unaudited)

                                                           Quarter Ended                 Six Months Ended
                                                              June 30                        June 30
                                                    ----------------------------    ---------------------------
                                                       2002            2001            2002            2001
                                                    ------------    ------------    ------------    -----------
                                                            Millions of dollars except per share data
Revenues
Energy Services Group                                $   1,756        $ 2,008        $   3,445        $ 3,800
Engineering and Construction Group                       1,479          1,331            2,797          2,683
                                                    ------------    ------------    ------------    -----------
    Total revenues                                   $   3,235        $ 3,339        $   6,242        $ 6,483
                                                    ============    ============    ============    ===========

Operating income
Energy Services Group                                $      70        $   268        $     239        $   457
Engineering and Construction Group                        (450)            21             (508)            48
General corporate                                          (25)           (17)             (13)           (35)
                                                    ------------    ------------    ------------    -----------
    Total operating income (loss)                         (405)           272             (282)           470

Interest expense                                           (30)           (34)             (62)           (81)
Interest income                                             12              6               16             10
Foreign currency losses, net                                (5)            (1)             (13)            (4)
Other, net                                                  (2)             -                2              -
                                                    ------------    ------------    ------------    -----------
Income (loss) from continuing operations before
    income taxes, minority interests, and change
    in accounting method                                  (430)           243             (339)           395
(Provision) benefit for income taxes                        77            (98)              41           (159)
Minority interest in net income of subsidiaries             (5)            (2)             (10)            (7)
                                                    ------------    ------------    ------------    -----------
Income (loss) from continuing operations
    before change in accounting method                    (358)           143             (308)           229
Discontinued operations, net
    Income (loss) from discontinued operations            (140)           (60)            (168)           (38)
    Gain on disposal of discontinued operations              -            299                -            299
                                                    ------------    ------------    ------------    -----------
    Income (loss) from discontinued operations            (140)           239             (168)           261
                                                    ------------    ------------    ------------    -----------
Cumulative effect of change in accounting
    method, net                                              -              -                -              1
                                                    ------------    ------------    ------------    -----------
Net income (loss)                                    $    (498)       $   382        $    (476)       $   491
                                                    ============    ============    ============    ===========

Basic income per share:
Continuing operations                                $   (0.83)        $ 0.34        $   (0.71)       $  0.54
Discontinued operations, net
    Income (loss) from discontinued operations           (0.32)         (0.14)           (0.39)         (0.09)
    Gain on disposal of discontinued operations              -           0.70                -           0.70
                                                    ------------    ------------    ------------    -----------
    Income (loss) from discontinued operations           (0.32)          0.56            (0.39)          0.61
                                                    ------------    ------------    ------------    -----------
Net income (loss)                                    $   (1.15)        $ 0.90        $   (1.10)       $  1.15
                                                    ============    ============    ============    ===========

Diluted income per share:
Continuing operations                                $   (0.83)        $ 0.33        $   (0.71)       $  0.53
Discontinued operations, net
    Income (loss) from discontinued operations           (0.32)         (0.14)           (0.39)         (0.09)
    Gain on disposal of discontinued operations              -           0.70                -           0.70
                                                    ------------    ------------    ------------    -----------
    Income from discontinued operations                  (0.32)          0.56            (0.39)          0.61
                                                    ------------    ------------    ------------    -----------
Net income (loss)                                    $   (1.15)        $ 0.89        $   (1.10)       $  1.14
                                                    ============    ============    ============    ===========

Basic average common shares outstanding                    432            427              432            427
Diluted average common shares outstanding                  432            430              432            430

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

                                                          HALLIBURTON COMPANY
                                      Reconciliation of As Reported Results to Pro Forma Results
                                                   Three months ended June 30, 2002
                                                              (Unaudited)


                                                                                             Net          Earnings/
                                           Operating     Other Income/                  Income/(loss)    (loss) per
                                            Income/         Expense       (Provision)        from        Share from
                                            (loss),       (including      Benefit for     Continuing     Continuing
                                            Pretax         interest)         Taxes       Operations *    Operations
                                         -------------- ---------------- -------------- --------------- --------------
Pro forma results (excluding
   below items):                            $  161          $  (25)         $  (53)         $   78          $  0.18
     Restructuring costs                       (56)              -              22             (34)           (0.08)
     Brazil project loss                      (119)              -              46             (73)           (0.17)
     Asbestos charge                          (330)              -              62            (268)           (0.62)
     Impairment of equity investment           (61)              -               -             (61)           (0.14)
                                         -------------- ---------------- -------------- --------------- --------------
As reported                                 $ (405)         $  (25)         $   77          $ (358)         $ (0.83)
                                         ============== ================ ============== =============== ==============

     * As reported and pro forma basis net income from continuing operations includes $5 million in expense due to minority interest.




                                                          HALLIBURTON COMPANY
                                      Reconciliation of As Reported Results to Pro Forma Results
                                                    Six months ended June 30, 2002
                                                              (Unaudited)


                                                         Other Income/                    Net Income     Earnings per
                                           Operating        Expense       (Provision)        from         Share from
                                            Income,        (including     Benefit for     Continuing      Continuing
                                             Pretax        interest)         Taxes       Operations *     Operations
                                          ------------- ----------------- ------------- --------------- ---------------
Pro forma results (excluding
   below items):                             $  337         $  (56)          $ (110)        $  161          $  0.37
     Sale of EMC                                108              3              (43)            68             0.16
     Patent lawsuit                             (98)            (4)              40            (62)           (0.14)
     Highlands receivable write-off             (80)             -               31            (49)           (0.11)
     Demutualization of an
        insurance company                        28              -              (11)            17             0.04
     Restructuring costs                        (67)             -               26            (41)           (0.10)
     Brazil project loss                       (119)             -               46            (73)           (0.17)
     Asbestos charge                           (330)             -               62           (268)           (0.62)
     Impairment of equity investment            (61)             -                -            (61)           (0.14)
                                          ------------- ----------------- ------------- --------------- ---------------
As reported                                  $ (282)        $  (57)          $   41         $ (308)         $ (0.71)
                                          ============= ================= ============= =============== ===============

     * As reported and pro forma basis net income from continuing operations includes $10 million in expense due to minority interest.

                                                                -more-

                                                          HALLIBURTON COMPANY
                                  Reconciliation of As Reported Segment Results to Pro Forma Results
                                                   Three months ended June 30, 2002
                                                              (Unaudited)

                                                                                                   Operating
                                          Energy Services     Engineering and                    Income/(loss),
                                               Group         Construction Group    Corporate         Pretax
                                         ------------------ --------------------- ------------ --------------------
Pro forma results (excluding
  below items):                              $  168               $    9             $  (16)        $  161
     Restructuring costs                        (37)                 (10)                (9)           (56)
     Brazil project loss                          -                 (119)                 -           (119)
     Asbestos charge                              -                 (330)                 -           (330)
     Impairment of equity investment            (61)                   -                  -            (61)
                                         ------------------ --------------------- ------------ --------------------
As reported                                  $   70               $ (450)            $  (25)        $ (405)
                                         ================== ===================== ============ ====================




                                                          HALLIBURTON COMPANY
                                  Reconciliation of As Reported Segment Results to Pro Forma Results
                                                    Six months ended June 30, 2002
                                                              (Unaudited)

                                                                                                   Operating
                                          Energy Services     Engineering and                    Income/(loss),
                                               Group         Construction Group    Corporate         Pretax
                                         ------------------ --------------------- ------------ --------------------
Pro forma results (excluding
  below items):                              $  332               $   35             $  (30)        $  337
     Sale of EMC                                108                    -                  -            108
     Patent lawsuit                             (98)                   -                  -            (98)
     Highlands receivable write-off               -                  (80)                 -            (80)
     Demutualization of an
        insurance company                         -                    -                 28             28
     Restructuring costs                        (42)                 (14)               (11)           (67)
     Brazil project loss                          -                 (119)                 -           (119)
     Asbestos charge                              -                 (330)                 -           (330)
     Impairment of equity investment            (61)                   -                  -            (61)
                                         ------------------ --------------------- ------------ --------------------
As reported                                  $  239               $ (508)            $  (13)        $ (282)
                                         ================== ===================== ============ ====================





                                                                -more-

                                                          HALLIBURTON COMPANY
                                      Reconciliation of As Reported Results to Pro Forma Results
                                                   Three months ended June 30, 2001
                                                              (Unaudited)

                                                    Other Income/                    Net Income     Earnings per
                                      Operating        Expense                          from         Share from
                                       Income,        (including      Provision      Continuing      Continuing
                                        Pretax        interest)       for Taxes     Operations *     Operations
                                     ------------- ----------------- ------------- --------------- ---------------
Pro forma results (excluding
   below items):                       $   288         $  (29)         $  (102)         $ 155          $  0.35
     Asbestos charge                        (4)             -                2             (2)               -
     Goodwill amortization                 (12)             -                2            (10)           (0.02)
                                     ------------- ----------------- ------------- --------------- ---------------
As reported                            $   272         $  (29)         $   (98)         $ 143          $  0.33
                                     ============= ================= ============= =============== ===============

* As reported and pro forma basis net income from continuing operations includes $2 million in expense due to minority interest.




                                                          HALLIBURTON COMPANY
                                      Reconciliation of As Reported Results to Pro Forma Results
                                                    Six months ended June 30, 2001
                                                              (Unaudited)

                                                    Other Income/                    Net Income     Earnings per
                                      Operating        Expense                          from         Share from
                                       Income,        (including      Provision      Continuing      Continuing
                                        Pretax        interest)       for Taxes     Operations *     Operations
                                     ------------- ----------------- ------------- --------------- ---------------
Pro forma results (excluding
    below items):                      $   498         $  (75)         $  (165)         $ 251          $  0.58
      Asbestos charge                       (5)             -                2             (3)           (0.01)
      Goodwill amortization                (23)             -                4            (19)           (0.04)
                                     ------------- ----------------- ------------- --------------- ---------------
As reported                            $   470         $  (75)         $  (159)         $ 229          $  0.53
                                     ============= ================= ============= =============== ===============

* As reported and pro forma basis net income from continuing operations includes $7 million in expense due to minority interest.





                                                                -more-

                                                          HALLIBURTON COMPANY
                                  Reconciliation of As Reported Segment Results to Pro Forma Results
                                                   Three months ended June 30, 2001
                                                              (Unaudited)

                                      Energy Services     Engineering and                   Operating Income,
                                          Group         Construction Group    Corporate          Pretax
                                     ----------------- --------------------- ------------- -------------------
Pro forma results (excluding
    below items):                        $  275              $   30            $   (17)          $  288
      Asbestos charge                         -                  (4)                 -               (4)
      Goodwill amortization                  (7)                 (5)                 -              (12)
                                     ----------------- --------------------- ------------- -------------------
As reported                              $  268              $   21            $   (17)          $  272
                                     ================= ===================== ============= ===================





                                                          HALLIBURTON COMPANY
                                  Reconciliation of As Reported Segment Results to Pro Forma Results
                                                    Six months ended June 30, 2001
                                                              (Unaudited)

                                      Energy Services    Engineering and                   Operating Income,
                                          Group         Construction Group    Corporate          Pretax
                                     ----------------- --------------------- ------------- -------------------
Pro forma results (excluding
    below items):                        $  469              $   64            $   (35)          $  498
      Asbestos charge                         -                  (5)                 -               (5)
      Goodwill amortization                 (12)                (11)                 -              (23)
                                     ----------------- --------------------- ------------- -------------------
As reported                              $  457              $   48            $   (35)          $  470
                                     ================= ===================== ============= ===================




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

                                                          HALLIBURTON COMPANY
                                                Revenue and Operating Income Comparison
                                                    By Restated Operating Segments
                                                              (Unaudited)

                                             Quarter
                                              Ended
                                           ------------
2002                                        March 31
                                           ------------
Revenues
Energy Services Group                       $  1,689
Engineering and Construction Group             1,318
                                           ------------
    Total revenues                          $  3,007
                                           ============
Operating Income
Energy Services Group                       $    169
Engineering and Construction Group               (58)
General Corporate                                 12
                                           ------------
    Total operating income                  $    123
                                           ============




                                                              Quarter Ended
                                           ----------------------------------------------------
2001                                         Mar 31         Jun 30      Sep 30       Dec 31        Year
                                           ------------ ------------ ------------- ------------ ------------
Revenues
Energy Services Group                       $  1,792     $  2,008     $  2,098      $  1,913     $  7,811
Engineering and Construction Group             1,352        1,331        1,293         1,259        5,235
                                           ------------ ------------ ------------- ------------ ------------
    Total revenues                          $  3,144     $  3,339     $  3,391      $  3,172     $ 13,046
                                           ============ ============ ============= ============ ============
Operating Income
Energy Services Group                       $    189     $    268     $    321      $    258     $  1,036
Engineering and Construction Group                27           21           36            27          111
General Corporate                                (18)         (17)         (15)          (13)         (63)
                                           ------------ ------------ ------------- ------------ ------------
    Total operating income                  $    198     $    272     $    342      $    272     $  1,084
                                           ============ ============ ============= ============ ============





                                                              Quarter Ended
                                           ----------------------------------------------------
2000                                         Mar 31         Jun 30      Sep 30       Dec 31        Year
                                           ------------ ------------ ------------- ------------ ------------
Revenues
Energy Services Group                       $  1,312     $  1,485     $  1,607      $  1,829     $  6,233
Engineering and Construction Group             1,547        1,383        1,417         1,364        5,711
                                           ------------ ------------ ------------- ------------ ------------
    Total revenues                          $  2,859     $  2,868     $  3,024      $  3,193     $ 11,944
                                           ============ ============ ============= ============ ============
Operating Income
Energy Services Group                       $     53     $    115     $    233      $    188     $    589
Engineering and Construction Group                43           27           40          (164)         (54)
General Corporate                                (15)         (16)         (25)          (17)         (73)
                                           ------------ ------------ ------------- ------------ ------------
    Total operating income                  $     81     $    126     $    248      $      7     $    462
                                           ============ ============ ============= ============ ============




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